PROSPECTUS SUPPLEMENT

RELIASTAR LIFE INSURANCE COMPANY
and its
SELECT*LIFE VARIABLE ACCOUNT
RELIASTAR SELECT VARIABLE ACCOUNT

Supplement Dated June 24, 2009

This supplement amends certain information contained in the prospectus supplement effective as of May 1, 2009. Please read it carefully and keep it with your prospectus for future reference.

IMPORTANT INFORMATION ABOUT THE
ING U.S. BOND INDEX PORTFOLIO

On May 4, 2009, Lehman Brothers Asset Management LLC, as subadviser to the ING U.S. Bond Index Portfolio, was renamed Neuberger Berman Fixed Income LLC. Accordingly, the reference on page 10 of the above-referenced supplement to Lehman Brothers Asset Management LLC is to be replaced with Neuberger Berman Fixed Income LLC.